Globus Wireless, Ltd.
1955 Moss Court
Kelowna, British Columbia
Canada  V1Y 9L3
Tel. No.:  (250) 860-3130
Fax No.:  (250) 860-3110



                                                              June 4, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20001

     Re:  Globus Wireless, Ltd.
          File No. 333-53760


Gentlemen:

     We are hereby withdrawing the registration statement on Form SB-2 filed on January 16, 2001 in order to restructure the investments. Please note that no securities were sold in connection with this offering.

     Please feel free to contact us with any questions.


                                               Very truly yours,


                                               /s/ Bernard Penner
                                               ------------------
                                               Bernard Penner, President and CEO